4FRONT EXPANDS FINANCE TEAM WITH NEW CFO,
OTHER KEY APPOINTMENTS

New hires reflect 4Front’s prioritization of balancing entrepreneurial spirit and agile leadership with demonstrated capabilities and applicable experience

VANCOUVER, BC, and PHOENIX, AZ, September 3, 2019 – 4Front Ventures Corp. (CSE: FFNT) (OTCQX: FFNTF) (“4Front” or the “Company”) has augmented its finance team with some key new hires to support its rapid growth plans.

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Brad Kotansky has stepped into the role of Chief Financial Officer (CFO). Mr. Kotansky is an agile leader with strong operational finance and capital markets experience. He began his career in New York as an investment banker and portfolio manager before becoming an entrepreneur in Phoenix, where he co-founded and ran a real estate investment and development company and a financial technology company. He began working with 4Front full- time in June to support special projects and quickly demonstrated his capabilities and was successfully recruited to assume a more impactful role.

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Nicolle Dorsey joins 4Front as EVP of Finance. Ms. Dorsey will report to Mr. Kotansky and oversee the day-to-day finance team. She brings expertise in auditing and analyzing existing operations, and in implementing effective systems, strategies and processes to improve performance.

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Clay Crolius, who has served as 4Front’s Controller since December 2016, has been promoted to Principal Accounting Officer & Controller with primary responsibility for the Company’s financial reporting and tax accounting.

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David Croom, who served as CFO for Cannex Capital Holdings, Inc. and 4Front, will turn his attention to the development of Brightleaf, 4Front’s production division, stepping into the role of CFO of Brightleaf.

“Since we brought Brad in to support two early-stage special projects several months ago, I’ve received remarkably positive feedback from team members about his infectious energy, natural leadership and overall capabilities. Appointing him as CFO and mapping Brad’s skills to where he can have the most impact for our organization was an easy choice to support our growth,” said Josh Rosen, 4Front’s CEO. “I’m also excited to add Nicolle to our team. Nicolle combines strong technical and leadership capabilities with the creative problem-solving skill set we prioritize to navigate our industry’s complexity. I view these appointments as a demonstration of our commitment to being a magnet for talent.”

Mr. Kotansky added: “I am thrilled to be leading the finance department and working with the leadership team at 4Front as the company scales its operations. We have a tremendous platform to build from and we are excited to add talent such as Nicolle to our growing operation.”

Brad Kotansky’s Bio:
Mr. Kotansky grew up in Montreal, Canada. His passion for investing led him to Wall Street, where he spent more than 13 years as an investment banker, early-stage investor and portfolio manager, including time with TD Securities and SAC Capital. In 2012, he founded a real estate investment and development firm in Phoenix, Arizona, developing a portfolio of single-family homes that were ultimately sold to a publicly traded REIT in 2013. Then in 2014, his father’s health started to deteriorate, and he realized his mother was ill-equipped to manage their household finances in Montreal. He took over managing his parents’ affairs from across the country and quickly realized there was no simple and effective way for families to collaborate around finances. He founded Onist to help solve this problem. Mr. Kotansky continues to be active in the startup community advising companies as they scale up their growth plans.

Nicolle Dorsey’s Bio:
Ms. Dorsey’s accounting background includes serving both as assistant controller and senior corporate accountant for several public and private companies in various utility and energy industries. She has extensive knowledge of technical accounting, financial forecasting, financial analysis, and business operations. She most recently served as Principal Accounting Officer and Controller at RGS Energy, a publicly traded solar energy company. Prior to that, she worked for Cloud Peak Energy, a publicly held coal-producing company, and served as a senior accountant at a full-service accounting and advisory firm, where she handled auditing and compliance work for energy-sector clients. Ms. Dorsey is a licensed certified public accountant and has a BBA degree in accounting and a Master of Accountancy from the University of Wisconsin.

About 4Front Ventures Corp.
4Front is a cannabis company designed for long-term success and built upon battle-tested operating capabilities at scale, experienced and committed leadership, a strategic asset base, and a commitment to being a magnet for talent. From plant genetics to the cannabis retail experience, 4Front’s team applies expertise across the value chain. 4Front has invested heavily to assemble a comprehensive collection of management skills and hands-on operating expertise to capitalize on the unique growth opportunity being afforded by the increased legalization of cannabis. For more information, visit 4Front’s website.

Investor Contact
Andrew Thut, Chief Investment Officer
IR@4frontventures.com
602-633-3067

Media Contact
Anne Donohoe / Nick Opich
KCSA Strategic Communications
adonohoe@kcsa.com / nopich@kcsa.com
212-896-1265 / 212-896-1206

This news release was prepared by management of 4Front Ventures, which takes full responsibility for its contents. The Canadian Securities Exchange (“CSE”) has not reviewed and does not accept responsibility for the adequacy of this news release. Neither the CSE nor its Regulation Services Provider (as that term is defined in the policies of the CSE) accepts responsibility for the adequacy or accuracy of this release.

This news release does not constitute an offer to sell or a solicitation of an offer to sell any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

Forward Looking Statements

Statements in this news release that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors disclosed here and elsewhere in 4Front Ventures’ periodic filings with Canadian securities regulators. When used in this news release, words such as “will, could, plan, estimate, expect, intend, may, potential, believe, should,” and similar expressions, are forward-looking statements.

Forward-looking statements may include, without limitation, statements related to future developments and the business and operations of 4Front Ventures, developments with respect to legislative developments in the United States and the proposed trading dated of the resulting issuer.

Although 4Front Ventures has attempted to identify important factors that could cause actual results, performance or achievements to differ materially from those contained in the forward-looking statements, there can be other factors that cause results, performance or achievements not to be as anticipated, estimated or intended, including, but not limited to: dependence on obtaining regulatory approvals; investing in target companies or projects which have limited or no operating history and are engaged in activities currently considered illegal under U.S. federal laws; change in laws; limited operating history; reliance on management; requirements for additional financing; competition; hindering market growth and state adoption due to inconsistent public opinion and perception of the medical-use and adult-use marijuana industry and; regulatory or political change.

There can be no assurance that such information will prove to be accurate or that management’s expectations or estimates of future developments, circumstances or results will materialize. As a result of these risks and uncertainties, the results or events predicted in these forward-looking statements may differ materially from actual results or events.

Accordingly, readers should not place undue reliance on forward-looking statements. The forward-looking statements in this news release are made as of the date of this release. 4Front Ventures disclaims any intention or obligation to update or revise such information, except as required by applicable law, and 4Front Ventures does not assume any liability for disclosure relating to any other company mentioned herein.